March 14, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ViewSonic Corporation
Incoming letter dated March 14, 2008

Based on the facts presented, and your opinion that you will be eligible to rely on Exchange Act Rule 12h-1(f), the Division will not recommend enforcement action to the Commission if the Company files a Form 15 to deregister its compensatory stock options under Exchange Act Rule 12h-1(g). Further, the Division will not object if the Company stops filing its periodic and current reports under the Exchange Act, including its annual report on Form 10-K for the year ended December 31, 2007. In reaching this position, we note that the Company will file a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8. We assume that, consistent with the representations made in your letter, the Company will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2007.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Jeffrey S. Cohan
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2008

Mail Stop 3010

Nicole C. Brookshire
The Prudential Tower
800 Boylston Street, 46th Floor
Boston, MA 02199

Re: ViewSonic Corporation

Dear Ms. Brookshire:

In regard to your letter of March 14, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Cooley
GODWARD KRONISH LLP

NICOLE C. BROOKSHIRE
(617) 937-2357
nbrookshire@cooley.com

Admitted to Practice in
California only

VIA EMAIL

Securities Exchange Act of 1934, as amended, Rule 12h-1(g) and Rule 12h-3

March 14, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: ViewSonic Corporation (File No. 000-50730)

Ladies and Gentlemen:

On behalf of ViewSonic Corporation (the "***Company***"), a Delaware corporation, we hereby apply for an exemption or request no action relief from the registration and reporting requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), with respect to compensatory stock options that have been, and will be, granted to employees of the Company under the Company's 1999 Stock Plan (the "***1999 Plan***") and 2004 Equity Incentive Plan (the "***2004 Plan***", and together with the 1999 Plan, the "***Plans***") and the reporting requirements of Exchange Act Section 15(d) with respect to the Company's common stock.

The Company's fiscal year ends on December 31st in each calendar year. In April 2004, the Company filed a Form 10 (File No. 000-50730) (the "***Form 10***") to register its stock options under Exchange Act Section 12(g), which became effective on June 28, 2004 as the Company had more than 500 optionholders and more than $10 million in assets as of its fiscal year ended December 31, 2003. The Company has filed periodic and current reports since 2004, due to the fact that it had more than 300 optionholders and more than $10 million in assets as of the end of each fiscal year since it began public reporting in 2004. The Company has not yet filed its Form 10-K for the year ended December 31, 2007, which is required to be filed with the Securities and Exchange Commission (the "***SEC***") on or before March 31, 2008. On September 2, 2004, the Company registered 42,982,167 shares of common stock underlying its stock options on a Form S-8 (File No. 333-118775) (the "***Form S-8***"), as once the Company became a reporting company it was no longer eligible to rely on Rule 701 of the Securities Act, as amended (the "***Securities Act***"), pursuant to the limits set forth in Securities Act Rule 701(b). On July 2, 2007, the Company filed a registration statement on Form S-1 for an initial public offering of its common stock (the "***Form S-1***"). The Form S-1 was not declared effective and no securities were issued or sold thereunder. On March 5, 2008, the Company filed a withdrawal request for this Form S-1 pursuant to Securities Act Rule 477. Due to the effective registration statements on Form 10 and on Form S-8, the Company presently has public reporting obligations under Exchange Act Sections 12(g) and 15(d), respectively.

The Company seeks confirmation that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "***Staff***") of the SEC will not recommend enforcement action to the SEC if, under the circumstances described in this letter, the Company takes the following actions before March 31, 2008 (the date on which the Company's Form 10-K for the fiscal year ended December 31, 2007 would be due):

1. The Company would file an initial Form 15 (a "***Form 15***") to deregister the Company's stock options currently registered under the Exchange Act pursuant to the Form 10 based on the exemption for public reporting issuers under the newly adopted Exchange Act Rule 12h-1(g) by adding a new check box on the cover page of the Form 15 that denotes the Company is relying on "Rule 12h-1(g)" as the basis for deregistration and the filing of this first Form 15 and including the following statement on the cover of the Form 15: "The Company is filing this Form 15 based on Rule 12h-1(g) of the Securities and Exchange Act of 1934, as amended, on the basis of no-action relief received from the Staff of the U.S. Securities and Exchange Commission."

2. The Company would then file a post-effective amendment to the Form S-8 to terminate the offering of the shares of common stock registered thereunder. This post-effective amendment would be effective immediately.

3. The Company would then file a second Form 15 to suspend the Company's reporting obligations under Exchange Act Section 15(d) relating to the Company's common stock previously registered on the Form S-8 in reliance upon Exchange Act Rule 12h-3 prior to the Company's Form 10-K for the year ended December 31, 2007 being filed with the SEC.

After completion of the steps described above, the Company would then immediately thereupon rely on the exemption for stock options available to private issuers provided for in Exchange Act Rule 12h-1(f), as, based upon advice of counsel, the Company will then be eligible to rely on Exchange Act Rule 12h-1(f). The Company is not seeking no-action relief from the Staff to rely on Exchange Act Rule 12h-1(f) going forward.

As described below, we believe the Company satisfies the requirements for exemption from Section 12(g) of the Exchange Act pursuant to Exchange Act Rule 12h-1(g) as set forth in Exchange Act Release No. 34-56887 (December 3, 2007) with regard to its stock options and requests no action relief with respect to (a) first, the filing of a Form 15 to deregister its stock options in reliance upon Exchange Act Rule 12h-1(g) and (b) second, after the filing of the initial Form 15, the filing of an additional Form 15 to suspend the Company's reporting obligations under Exchange Act Section 15(d) with respect to the Company's common stock on the basis of Exchange Act Rule 12h-3 prior to the Company's Form 10-K being filed with the SEC for the year ended December 31, 2007. Both steps (a) and (b) would occur before March 31, 2008 (the date on which the Company's Form 10-K for the fiscal year ended December 31, 2007 would be due). Alternatively, we request, on behalf of the Company, an exemption from the registration and reporting requirements of Exchange Act Section 12(g) and the reporting requirements of Section 15(d).

I. Background Information

The Company has provided us with, and authorized us to disclose on its behalf, the following factual information.

A. General Background. The Company is a leading global provider of visual technology, including LCD displays, LCD-TVs, CRT Displays, projectors, HDTV technology, digital photo frames, digital signage solutions and Wireless Monitors for business, education, entertainment, Internet and professional markets. ViewSonic Corporation was incorporated on July 3, 1987 as a California corporation and reincorporated in the State of Delaware on September 10, 1998 pursuant to the filing of a Certificate of Merger. Since inception, the Company's operations have been financed through a combination of private funding by the Company's founder, James Chu, and privately-placed venture capital financings.

On April 29, 2004, the Company filed the Form 10 to register its stock options in order to meet the registration requirements of Exchange Act Section 12(g), due to the fact that it had more than 500 optionholders and more than $10 million in assets as of December 31, 2003. The Company subsequently filed an amendment to the Form 10 on June 25, 2004 and the Form 10 became effective on June 28, 2004. On September 2, 2004, the Company filed the Form S-8 to register 42,982,167 shares of common stock underlying stock options issued and reserved for issuance pursuant to the Plans. On July 2, 2007, the Company filed the Form S-1 for an initial public offering of shares of its common stock. The Form S-1 was not declared effective and no securities were issued and sold pursuant to the Form S-1. On March 5, 2008, the Company filed a withdrawal request for this Form S-1 pursuant to Securities Act Rule 477. Due to the effective registration statements on Form 10 and on Form S-8, the Company presently has public reporting obligations under Exchange Act Sections 12(g) and 15(d).

B. Stock Plans. In 1999, the Board of Directors of the Company (the "***Board***") adopted the 1999 Plan and reserved 43,200,000 shares of common stock for issuance thereunder. In 2004, the Board adopted the 2004 Plan. Upon the adoption of the 2004 Plan, no further stock options grants were granted under the 1999 Stock Plan and all remaining shares reserved for grant became subject to issuance under the 2004 Plan. The Board adopted the Plans to extend the benefits of an equity incentive program to a broad-based group of the Company's employees. The Company believes that the Plans promote the interests of its stockholders by providing participants with the opportunity to purchase its common stock. By encouraging stock ownership, the Company seeks to attract, retain and motivate its employees and to encourage them to devote their best efforts to the Company's business and financial success. All employees, officers and directors of the Company and its affiliates and, to the extent provided in the Plans, certain consultants and other independent advisors to the Company and its affiliates, are eligible to participate in the Plans. For purposes of the foregoing, in accordance with Securities Act Rule 701(c), "affiliates" include parent corporations and majority-owned subsidiaries. All holders of outstanding options are either (i) employees or directors of the Company or its subsidiaries or (ii) consultants of the Company or its subsidiaries within the meaning of Securities Act Rule 701.

Each stock option is evidenced by an individual notice of grant and option agreement, stating the terms and conditions thereof, including the number of options granted, the exercise price, the option term, vesting provisions and restrictions on transfer. All stock options are expressly subject to the terms of the 1999 or 2004 Plan, as the case may be.

From December 31, 1999 through December 31, 2004, the Company had more than 500 optionholders. The Company had administered the 1999 Plan internally and was not aware that the requirements of Exchange Act Section 12(g) applied to optionholders until after December 31, 2003. Once the Company became aware of the registration requirements of Exchange Act Section 12(g) with respect to its options, the Company filed a registration statement on Form 10 on April 29, 2004 to register the Company's stock options.

As of December 31, 2007, the Company had 450 optionholders.

C. Common Stock and Preferred Stock. The Company has also registered shares of common stock underlying its stock options issued and reserved for issuance pursuant to the Plans on the Form S-8. These shares of common stock were registered because once the Company had registered its stock options pursuant to Exchange Act Section 12(g) it was no longer eligible to rely on Securities Act Rule 701, with regard to the sale of shares of common stock issued upon exercise of stock options granted under the Plans. As of December 31, 2007, 787,020 shares of common stock had been issued pursuant to the Form S-8.

As of December 31, 2007, the Company's common stock was held by only 93 stockholders and the Company's preferred stock was held by one stockholder.

D. Reporting Obligations. Due to the Company's effective registration statements on Form 10 and on Form S-8, the Company presently has public reporting obligations under Exchange Act Sections 12(g) and 15(d).

1. Section 12(g) Reporting Obligations. In order to be eligible to file a Form 15 certification to de-register under Exchange Act Rule 12g-4 with respect to the Company's Exchange Act Section 12(g) reporting obligations, the Company must have less than 300 optionholders, if it had more than $10 million in assets on the last day of any of its three most recent fiscal years. The filing of a Form 15 pursuant to Exchange Act Rule 12g-4 terminates registration of an Exchange Act Section 12(g) registration 90 days after filing, or such shorter period after the filing as may be determined by the SEC. Exchange Act Rule 12g-4 further provides that an issuer's duty to file periodic reports under Exchange Act Section 13(a) is suspended immediately upon the filing of the Form 15.

As of December 31, 2007, 450 individuals held options granted under the Plans and the Company had more than $10 million in assets and, therefore, the Company's ability to file a Form 15 in reliance upon Exchange Act Rule 12g-4 is not technically available without no-action relief or an exemption from such requirements.

2. Section 15(d) Reporting Obligations. Due to the filing of the Securities Act registration statement on Form S-8, the Company also has a reporting obligation under Section 15(d) of the Exchange Act. Exchange Act Section 15(d) independently requires that an issuer that has filed a registration statement that has been declared effective pursuant to the Securities Act file periodic and current reports with the SEC as may be required by Exchange Act Section 13(a). Thus, where an issuer terminates its registration under Section 12 but has previously filed a Securities Act registration statement that was declared effective, the issuer's duty to file periodic reports may continue under Exchange Act Section 15(d). Similar to Exchange Act Rule 12g-4, in order to be eligible to file a Form 15 and suspend an issuer's obligation to file reports under Exchange Act Section 15(d) pursuant to Exchange Act Rule 12h-3, the class of securities eligible for suspension must be held by less than 300 persons, if the issuer has more than $10 million in assets on the last day of any of its three most recent fiscal years. In addition, under Exchange Act Rule 12h-3, in order to be eligible to file a Form 15 certification in reliance upon Exchange Act Rule 12h-3, the issuer must have filed all reports required to be filed pursuant to Exchange Act 13(a) for the shorter of the issuer's most recent three fiscal years and the portion of the current year preceding the date of filing of the Form 15 or the period since the issuer became subject to the reporting obligations.

Paragraph (c) of Exchange Act Rule 12h-3 also states that Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement for that class of securities became effective under the Securities Act or which is required to be updated pursuant to Securities Act Section 10(a)(3). Since the filing of an Annual Report on Form 10-K acts as a post-effective amendment to the Form S-8, this post-effective amendment has the same effect as having a registration statement declared effective and extends a registrant's reporting obligations under Section 15(d). *See generally* Securities Offering Reform, SEC Rel. No. 33-8591 (July 19, 2005).

The Company's Exchange Act Section 15(d) reporting obligations stem from the Company's effective Form S-8 that registered the common stock underlying the Company's stock options. The Company also had filed the Form S-1 with the SEC, but it was not declared effective and no securities were issued thereunder. On March 5, 2008, the Company filed a withdrawal request for this Form S-1 pursuant to Securities Act Rule 477. In the event the Company is afforded no action relief or is granted an exemption to file a Form 15 certificate to de-register its stock options pursuant to Exchange Act Section 12(g), the Company intends to file a post-effective amendment to its Form S-8 to terminate the remaining offering of its common stock issued pursuant to the Plans. Subsequently, the Company would then file a second Form 15 before March 31, 2008 to suspend the Company's ongoing public reporting obligations under Exchange Act Section 15(d) with respect to its common stock previously registered on the Form S-8 in reliance upon Exchange Act Rule 12h-3 and prior to the Company's Form 10-K for the year ended December 31, 2007 being filed with the SEC. If the Company is permitted to file both Form 15s, the Company would no longer be "subject to the reporting requirements of Section 13 or 15(d)" for purposes of Securities Act Rule 701(b), and therefore would be eligible to offer and sell compensatory securities under Securities Act Rule 701. Once it is no longer a public reporting company, the Company believes that it will be eligible to rely on Securities Act Rule 701 with respect to the exercise of stock options granted subsequent to the filing of the

Form 10 through the date of this letter in reliance on previous SEC guidance on the topic (See Letter to NewCity Communications, Inc. (October 6, 1988))[1].

The Company has filed all reports required to be filed pursuant to Exchange Act Sections 13(a) and 15(d) through the date of this letter. However, the Company has not filed its Form 10-K for the year ended December 31, 2007, which is required to be filed on or before March 31, 2008. Because the Company had an effective registration statement on Form S-8 up in 2007, the Company is required to file its Form 10-K for the year ended December 31, 2007 to satisfy the Company's reporting obligation under Securities Act Section 10(a)(3) before it can suspend its reporting obligations with respect to its common stock in reliance upon Exchange Act Rule 12h-3. As a result, although the Company has less than 300 holders of its common stock, the Company is not technically eligible to file a Form 15 in reliance on Exchange Act Rule 12h-3 until the Company's Form 10-K for the year ended December 31, 2007 has been filed with the SEC without no-action relief or an exemption from such requirements.

II. Statutory Background

A. Exchange Act Registration Requirements

Exchange Act Section 12(g), as supplemented by Exchange Act Rule 12g-1, requires every issuer meeting the jurisdictional requirements of the Exchange Act, having total assets of more than $10 million and a class of equity securities held of record by 500 or more persons to register that class of equity securities under the Exchange Act. Issuers are required to comply with the registration requirements within 120 days after the last day of its first fiscal year when it first meets the total asset and record holder test. Exchange Act Section 3(a)(11) defines "equity security" to include not only any stock or similar security, but also any warrant or right to subscribe for or purchase any stock or similar security, such as the options issued under the Plans. For this purpose, it is our belief that common stock and options to purchase common stock constitute two separate classes of equity securities.

The Company has been a reporting company since 2004 and is not presently eligible for deregistration with respect to its stock options under Exchange Act Rule 12g-4, due to the fact that as of December 31, 2007, 450 individuals held options granted under the Plans and the Company had more than $10 million in assets. Accordingly, absent an exemption or other relief from these registration requirements, the Company is still subject to the registration requirements of Section 12(g) with respect to its stock options.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Acts Amendments of 1964, Pub. L. 88 467; 78 Stat. 565 (the "***1964 Amendments***"). Before the 1964 Amendments, the only securities required to be registered under the Exchange Act were those listed on a national securities exchange.

[1] For purposes of this letter, please assume that the amount of securities offered and sold under either of the Plans in reliance on Securities Act Rule 701 will not exceed the limitations imposed by Securities Act Section (d)(2) of Rule 701 and that the Company will comply with the requirements of the Rule.

The purpose of Exchange Act Section 3(c) of the 1964 Amendments has been expressed in various ways:

1. The preamble to the legislation states that its purpose was "for disclosure by issuers thereof comparable to the registration and disclosure required in connection with listed securities . . ."

2. A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives, states that "Section 3(c) of the bill would . . . provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures required in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-3028.

3. A release of the SEC, citing a report on its study that made the legislative recommendations on the basis of which the 1964 Amendments were enacted, describes the scope of the registration and reporting provisions of Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189, October 20, 1981 (citing Report of the Special Study of Securities Markets of the SEC, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60-62).

4. A later release of the SEC states that the numerical thresholds contained in Exchange Act Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986.

All of the above authorities strongly suggest that it was not the intent of Congress to require Exchange Act registration by an issuer of options because: (1) the options are not "securities traded in the over-the-counter market" and (2) there is no active investor interest in such options because the options are not readily transferable.

B. The Staff's Authority to Grant Relief from Exchange Act Section 12(g)

Under a line of no-action letters, the Staff has previously granted no-action relief from Exchange Act Section 12(g) pursuant to the authority granted to the SEC under Exchange Act Section 12(h) under specified conditions to other applicants where the applicant was seeking to grant options to more than 500 employees. *See, e.g.,* Letters to Starbucks Corporation (April 2, 1992); Kinko's, Inc. (November 30, 1999); Mitchell International Holding, Inc. (December 27, 2000); AMIS Holdings, Inc. (July 30, 2001); Headstrong Corporation (February 2003); ISE Labs, Inc. (June 2, 2003); Jazz Semiconductor, Inc. (November 2005) and VG Holding Corporation (October 2006).

Pursuant to such authority, on July 5, 2007, the Commission proposed amendments to Exchange Act Rule 12h-1 to provide exemptions from the Exchange Act Section 12(g) registration requirements for compensatory employee stock options. Subsequently, on December 3, 2007, the SEC set forth the final rules providing two exemptions in Exchange Act Release No. 34-56887, which became effective on December 7, 2007 (the "***Release***").

1. Exemption from Exchange Act Section 12(g) for Private Issuers

The Release provides a self-executing exemption under Exchange Act Rule 12h-1(f) from registration under Exchange Act Section 12(g) for compensatory employee stock options issued under employee stock option plans to private, non-reporting issuers. In order to qualify for the exemption, the issuer must comply with the following conditions:

a. The issuer of the equity security underlying the stock options must not have a class of security registered under Exchange Act Section 12 and must not be required to file reports pursuant to Exchange Act Section 15(d).

b. The compensatory stock options must be issued pursuant to one or more written compensatory stock option plan or plans established by the issuer, its parents, its majority-owned subsidiaries or majority-owned subsidiaries of the issuer's parents (*i.e.*, where the securities underlying the compensatory employee stock options are of the same class of securities of the issuer).

c. The eligible participants in the stock option plan are only those permitted to hold or be granted compensatory stock options under Securities Act Rule 701 (*i.e.*, employees, directors, consultants, and advisors of the issuer, its parents or majority-owned subsidiaries of the issuer or its parents) and their permitted transferees.

d. The compensatory stock options and, prior to exercise, the shares underlying those options cannot be transferred (including, such stock options shall be restricted as to any pledge, hypothecation, short position, any "put equivalent position" (as defined in Exchange Act Rule 16a-1(h)), any "call equivalent position" (as defined in Exchange Act Rule 16a-1(b)) or other transfer), except to "family members" as defined in Securities Act Rule 701 by gift or pursuant to domestic relations order and on death or disability of an optionholder, subject to certain exceptions provided for in the exemption for transfers back to the issuer and certain transfers in connection with a change of control or other acquisition transactions.

e. The issuer must provide every six months the same risk and financial information required by Securities Act Rule 701(e)(3), (4) and (5) with the financial statements not being more than 180 days old; this information may be provided by physical or electronic delivery of the information or by notice to the optionholders of availability of the information on the Internet.

f. The issuer must include the limitations and conditions for the exemption described above in paragraphs (d) and (e) in the issuer's written compensatory stock option plans, within the terms of the individual written option agreements, or in another enforceable written agreement with the issuer and the issuer's optionholders or the issuer's certificate of incorporation or bylaws.

2. Exemption from Exchange Act Section 12(g) for Reporting Issuers

The Release also provides an exemption from registration under Exchange Act Section 12(g) for compensatory employee stock options issued under employee stock option plans available to issuers that have registered a class of security under Exchange Act Section 12 or are required to file reports pursuant to Exchange Act Sections 13 or 15(d) pursuant to Exchange Act Rule 12h-1(g). The exemption is available only where the options are issued pursuant to a written compensatory stock option plan and the class of persons eligible to receive or hold such options are those persons permitted to be granted options under an issuer's Form S-8 as well as those participants permitted under Securities Act Rule 701.

C. The Staff's Authority to Grant Relief from Exchange Act Rule 12h-3(c)

Under a line of no-action letters, the Staff has previously granted no-action relief pursuant to Exchange Act Rule 12h-3(c) under specified conditions to other applicants where the applicant was seeking to file a Form 15 in reliance upon Exchange Act Rule 12h-3(c) prior to a Form 10-K being filed for a year in which a registration statement went effective *See, e.g.*, PayPal (available Nov. 13, 2002); BizMart, Inc. (available July 23, 1991); Mail.com Business Messaging Services, Inc. (available March 27, 2000); CoCensys, Inc. (available November 10, 1999); Neurex Corporation (available January 25, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); Dataproducts Corp. (available June 7, 1990); York International Corp. (available March 30, 1990); and MTech Corporation (available January 19, 1988).

In each of these cases, notwithstanding the fact that a registration statement under the Securities Act had been declared effective during the fiscal year in question, the Staff agreed with the position that Exchange Act Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Exchange Act Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other public securities outstanding. Specifically, the Staff has indicated that it would not object to a registrant's reliance on Exchange Act Rule 12h-3, notwithstanding the application of paragraph (c) where the registrant represented the following:

- as a result of a merger the registrant would not have any more public stockholders;
- the registrant would withdraw any registration statements that had been filed but under which no securities had been sold; and
- the registrant would file post-effective amendments terminating the offering of any remaining securities registered on any outstanding registration statements.

The Commission has stated that the purpose of Exchange Act Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in ... [a] registered offering ..." and that "[t]his [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Exchange Act Release No. 34-20263*, dated October 5, 1983.

III. Basis for No Action Relief or Exemption

A. Deregistration of the Company's Stock Options Under Exchange Act Section 12(g). We respectfully submit that the Company should be able to rely on Exchange Act Rule 12h-1(g) for exemption from registration with respect to its stock options. The Company currently meets the requirements for exemption from Exchange Act Section 12(g) with respect to issuers that have registered under Exchange Act Section 12 a class of securities or are required to file reports pursuant to Exchange Act Sections 13 or 15(d), as the Company is also required to file reports under Section 15(d) due to its Form S-8. Further, the Company's stock options have been issued pursuant to the Plans, which are written compensatory stock option plans and all of the stock options are presently held by those persons expressly permitted by Securities Act Rule 701(c). However, the Release contemplates a situation in which an issuer has another class of securities registered concurrently, whereby "the filing of Exchange Act reports pursuant to Exchange Act Sections 13 or 15(d) will provide the appropriate information to optionholders." Release, at 28. In this case, where the Company intends to first deregister its stock options and then shortly thereafter suspend its reporting obligations relating to its shares of common stock, the Company will no longer have any class of securities subject to the reporting requirements of the Exchange Act as contemplated by Exchange Act Rule 12h-1(g). Subsequent to the filing of the two proposed Form 15s, the Company will rely on the exemption provided for non-reporting issuers in Exchange Act Rule 12h-1(f) for which the Company is not seeking no-action relief. This is consistent with the intent of the Release and indeed the Release itself provides that, if a reporting issuer becomes a non-reporting issuer, it may then rely on the exemptions available to non-reporting issuers.[2]

The Company's Plans limit the persons to whom the stock options may be granted and/or transferred to eligible optionholders under Securities Act Rule 701. The Company has also amended its Plans to conform to the requirements of Exchange Act Rule 12h-1(f), including, but not limited to, the restrictions on the transferability of stock options issued under the Plans and prior to exercise of the stock options, the shares issuable upon exercise of the stock options. These measures will satisfy the requirements of Exchange Act Rule 12h-1(f) as well as the intention expressed in the Release to limit the development of a trading market for the stock options while the Company is relying on the exemption. See Release, at 18. Furthermore, the Company has filed periodic reports with the SEC since 2004 and undertakes to provide the risk and financial information required by Exchange Act Rule 12h-1(f) to optionholders as well as the Company's common stockholders who acquire their common stock upon exercise of stock options pursuant to the Plans, thus providing these individuals the necessary financial information about the Company.

[2] The Release states that "if the issuer becomes a private, non-reporting issuer due to the suspension or termination of its reporting obligation, it may rely on the exemption for the compensatory employee stock options of private, non-reporting issuers if the conditions to that exemption are satisfied." Release, at 31.

Since the Company has no public investors and no trading interest in its securities, we believe that the purposes for which Exchange Act Section 12(g) and the Release was enacted would not be advanced by preventing the Company from deregistering its stock options in reliance on Exchange Act Rule 12h-1(g). The history of the 1964 Amendments makes clear that Congress did not intend Exchange Act Section 12(g) to require companies to register a class of equity security under these circumstances. Accordingly, we believe that it would be appropriate for the SEC to grant relief.

B. Suspension of the Company's Reporting Obligations Under Exchange Act Rule 12h-3. While the no-action examples granted under Exchange Act Rule 12h-3(c) are not directly corollary to the facts of the Company as no merger is taking place, a similar line of reasoning applies to the Company's situation as follows:

- the Company has no public investors;
- the Company has withdrawn its Form S-1 under which no securities were sold;
- the Company will have filed a post-effective amendment terminating the offering of any remaining securities registered under its Form S-8; and
- the Company will undertake to provide the risk and financial information required by Exchange Act Rule 12h-1(f) to its optionholders and its common stockholders who acquire their stock upon exercise of stock options under the Plans, which is analogous to the information the Company would have provided in its Form 10-K for the year ended December 31, 2007 but is less burdensome for the Company to produce, as discussed more fully below.

Because the Company has no public investors and no trading interests in its securities, we believe the purposes for which Exchange Act Rule 12h-3 was enacted would not be advanced by preventing the Company from filing two Forms 15s before March 31, 2008 prior to the filing of its Form 10-K for the year ended December 31, 2007. In addition, if relief is not granted under Exchange Act Section 12(g) and Exchange Act Rule 12h-3, the cost burdens imposed on the Company would outweigh the benefits of periodic reporting for the benefit of the Company's optionholders and common stockholders when no public trading market exists.

Compliance with the reporting obligations of the Exchange Act continues to place a substantial financial and administrative burden on the Company. In particular, if the Company maintains a class of securities subject to the reporting requirements, the Company's management will be required to submit a statement of responsibility for establishing and maintaining internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, and file such statement with its Annual Report on Form 10-K by March 31, 2008. Furthermore, the Company's independent registered public accounting firm will be required to attest to the Company's internal control over financial reporting next year. In addition, as a public reporting company, the Company's audit fees are substantially higher than they would be as a private company due to Section 404 of the Sarbanes-Oxley Act of 2002 and by virtue of the fact that the Company has to prepare its periodic reports in the same timeframe as other public reporting companies (*i.e.*, within 90 days of the Company's fiscal year end for its Annual Report on Form 10-K and within 45 days after the end of each of its first three fiscal quarters), which results in significant additional cost to the Company. The Company respectfully submits that the significant cost of audit fees for annual and quarterly reports for a public company substantially outweighs the incremental benefit to the Company's optionholders and common stockholders.

Based upon the foregoing, in order to effect the deregistration and suspend its reporting obligations under Exchange Act Sections 12(g) and 15(d), the Company proposes to take the following steps before March 31, 2008 (the date on which the Company's Form 10-K for the fiscal year ended December 31, 2007 would be due):

1. The Company would file an initial Form 15 to deregister the Company's stock options currently registered under the Exchange Act pursuant to the Form 10 based on the exemption for public reporting issuers under the newly adopted Exchange Act Rule 12h-1(g) by adding a new check box on the cover page of the Form 15 that denotes the Company is relying on "Rule 12h-1(g)" as the basis for deregistration and the filing of this first Form 15 and including the following statement on the cover of the Form 15: "The Company is filing this Form 15 based on Rule 12h-1(g) of the Securities and Exchange Act of 1934, as amended, on the basis of no-action relief received from the Staff of the U.S. Securities and Exchange Commission."

2. The Company would then file a post-effective amendment to the Form S-8 to terminate the offering of the shares of common stock registered thereunder. This post-effective amendment would be effective immediately.

3. The Company would then file a second Form 15 to suspend the Company's reporting obligations under Exchange Act Section 15(d) relating to the Company's common stock previously registered on the Form S-8 in reliance upon Exchange Act Rule 12h-3 prior to the Company's Form 10-K for the year ended December 31, 2007 being filed with the SEC.

After completion of the steps described above, the Company would then immediately thereupon rely on the self-executing exemption for stock options available to private issuers provided for in Exchange Act Rule 12h-1(f) for which the Company is not seeking no-action relief.

IV. Conclusion

Based upon the Release, we respectfully request that the Staff advise us that it will not recommend enforcement action to the SEC if, under the circumstances described in this letter, the Company files (a) first, an initial certificate on Form 15 to deregister its stock options in reliance upon Exchange Act Rule 12h-1(g), (b) second, a post-effective amendment to the Form S-8 to terminate the offering of the shares of the Company's common stock registered thereunder and (c) third, a second Form 15 to suspend its public reporting obligations under Section 15(d) with respect to its common stock before March 31, 2008 on the basis of Exchange Act Rule 12h-3 prior to the Company's Form 10-K being filed with the SEC for the year ended

Cooley
GODWARD KRONISH LLP

December 31, 2007. Alternatively, we request, on behalf of the Company, an exemption from the registration and reporting requirements of Exchange Act Section 12(g) and the reporting requirements of Section 15(d).

In accordance with Release No. 33-6269 (available December 5, 1980), seven additional copies of this letter are enclosed. If for any reason the Staff does not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. If the Staff needs any additional information regarding this letter, or if we may otherwise be of assistance, please feel free to telephone the undersigned at (617) 937-2357.

Very truly yours,

Nicole C. Brookshire

cc: Robert J. Ranucci, Esq. – *ViewSonic Corporation*
Eric C. Jensen, Esq. – *Cooley Godward Kronish LLP*
John T. McKenna, Esq. – *Cooley Godward Kronish LLP*

NCB:mav

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